Ellington Financial Inc.

53 Forest Avenue

Old Greenwich, Connecticut 06870

October 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Stacie Gorman

Re:	Ellington Financial Inc. Registration Statement on Form S-4 (File No. 333-273309) Request for Acceleration of Effective Date

Dear Ms. Gorman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ellington Financial Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on November 2, 2023, or as soon thereafter as practicable.

Please contact Daniel M. LeBey of Vinson & Elkins L.L.P. at (804) 327-6310 with any questions you may have concerning this letter or if you require any additional information. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Mr. LeBey and that such effectiveness also be confirmed in writing.

Sincerely,

ELLINGTON FINANCIAL INC.

By:	/s/ Laurence Penn
Name:	Laurence Penn
Title:	Chief Executive Officer and President

cc:	Daniel M. LeBey, Vinson & Elkins L.L.P.
Zachary A. Swartz, Vinson & Elkins L.L.P.